Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 74 to Registration Statement No. 002-74808 on Form N-1A of our report dated May 15, 2015 relating to the financial statements and financial highlights of Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio and Tax-Exempt Portfolio, each a fund of Fidelity Colchester Street Trust, appearing in the Annual Report on Form N-CSR of Fidelity Colchester Street Trust for the year ended March 31, 2015, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" or "Independent Registered Public Accounting Firms", as applicable, in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 22, 2015